Exhibit 99.2

Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of Entity:	PRIMA BIOMED LIMITED (ASX:PRR)
ACN:	90 009 237 889

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director:	Mr Pete Meyers
Date of Last Notice:	6 December 2016

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	3 October 2017
No. of securities held prior to change	1) Ordinary Fully Paid Shares
		Shares	Options
	Direct	6,862,744	–
	Indirect	–	–
	Total	6,862,744	–
2) 10,881,194 Performance Rights
Class	Ordinary Fully Paid Shares

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Number acquired	2,672,093
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation

Nil

The Performance Rights are issued as remuneration for services as a director as Mr Meyers is taking his fees entirely in Performance Rights in lieu of cash and in accordance with shareholder’s approval obtained at Annual General Meeting on 14th November 2014 and 25th November 2016.

No amount is payable upon exercise of the Performance Rights for shares after vesting.

No. of securities held after change	1) Ordinary Fully Paid Shares
		Shares	Options
	Direct	9,534,837	–
	Indirect	–	–
	Total	9,534,837	–
	2) 8,209,101 Performance Rights
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

1)     Acquiring 857,844 shares upon exercise of the 4th tranche of performance rights approved at AGM on 14th November 2014 and 1,814,249 shares upon exercise of the 1st tranche of performance rights approved at AGM on 25th November 2016. One ordinary fully paid share was acquired for each Performance Right that vested.

+ See chapter 19 for defined terms.

Appendix 3Y Page 2	11/3/2002

Appendix 3Y

Change of Director’s Interest Notice

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 - +Closed Period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided on what date was this provided?

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Y Page 3